PROSPECTUS

                         CABLEVISION SYSTEMS CORPORATION

                                    SHARES OF

                              CLASS A COMMON STOCK

                           (PAR VALUE $0.01 PER SHARE)

                                   ----------


        The shares of Class A Common Stock (par value $0.01 per share) (the "Class A Common Stock") of Cablevision Systems Corporation ("Cablevision") offered hereby (the "Shares") may be offered or sold from time to time as described in this Prospectus by individuals who are deemed "affiliates" of Cablevision Systems Corporation (the "Selling Stockholders"). Such shares were originally issuable under the First Amended and Restated 1996 Employee Stock Plan.

        Holders of Class A Common Stock are entitled, except under limited circumstances, to elect 25 percent of the total number of members of the Board of Directors of Cablevision. Holders of Cablevision's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), are entitled, except under limited circumstances, to elect the remaining 75 percent of directors. Except in the election of directors, in certain other limited circumstances described in Cablevision's Certificate of Incorporation, and as may be otherwise required by statute, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class A Common Stock entitles the holder thereof to cast one vote at a meeting of stockholders. Each share of Class B Common Stock entitles the holder thereof to cast ten votes at a meeting of stockholders.

        Holders of Class A Common Stock and Class B Common Stock are entitled to receive equally on a per share basis any dividends or distributions declared by the Board of Directors. In the event of liquidation, holders of Class A and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of Cablevision available for distribution in respect of such stock.

        Each Selling Stockholder may offer and sell the Shares from time to time, directly or through agents, dealers or underwriters designated from time to time, on terms to be determined at the time of offer or sale. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the total purchase price of the Shares sold, less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of the offering not borne by Cablevision. None of the proceeds from the sale of Shares pursuant to this Prospectus will be received by Cablevision. Cablevision will pay certain expenses, estimated at $20,000, in connection with the offering and sales of Shares pursuant hereto. Cablevision has agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities under the Securities Act of 1933. See "Selling Stockholders", "Plan of Distribution" and "Statement of Indemnification".

        To the extent required, the purchase price or public offering price of any Shares, the names of any agent, dealer or underwriter and any applicable commission, discount or concessions allowed or reallowed with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

        INVESTMENT IN THE SHARES INVOLVES SIGNIFICANT RISKS. READ THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3 TO LEARN ABOUT CERTAIN FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SECURITIES.

        The Selling Stockholders and any agents, dealers or underwriters that participate with a Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution" and "Statement of Indemnification" for indemnification arrangements.

        The Class A Common Stock is currently traded on the American Stock Exchange under the symbol "CVC".

                                   ----------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

        No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offers described in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Cablevision Systems Corporation. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction.

                                   ----------

                  The date of this Prospectus is April 12, 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information .....................................................    1
Incorporation of Certain Documents by Reference ...........................    1
Purpose of This Prospectus ................................................    3
Risk Factors ..............................................................    3
Use of Proceeds ...........................................................    9
Selling Stockholders ......................................................   10
Plan of Distribution ......................................................   11
Experts ...................................................................   12
Validity of Class A Common Stock ..........................................   12
Statement of Indemnification ..............................................   12


                              AVAILABLE INFORMATION

        Cablevision Systems Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Cablevision may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; and 230 South Dearborn Street, Chicago, Illinois 60604, and are also available on the Commission's World Wide Web site at http:/www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York.


                    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Cablevision hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

        (a) Cablevision's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Form 10-K");



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        (b) the description of the Class A Common Stock contained in
Cablevision's Registration Statement on Form S-4 (No. 333-44547), including any amendment or report filed for the purpose of updating such description; and

        (c) all documents filed by Cablevision pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.

        As used herein, unless the context otherwise requires, the term "Consolidated Financial Statements" refers to the Consolidated Financial Statements and the notes thereto of CSC Holdings, Inc. incorporated by reference from Cablevision's Form 10-K, the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K, and the "Corporation" shall mean Cablevision Systems Corporation and its consolidated subsidiaries, including CSC Holdings, Inc., after giving pro forma effect to the holding company restructuring pursuant to an Amended and Restated Contribution and Merger Agreement, dated June 6, 1997.

        Any statement contained herein, in any accompanying prospectus supplement or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein, in any accompanying prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Cablevision will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents or any other information incorporated herein by reference or in the Registration Statement to which this Prospectus relates (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Cablevision's principal executive offices are located at 1111 Stewart Avenue, Bethpage, New York 11714, and its telephone number is (516) 803-2300. Requests for such copies should be directed to the Secretary of Cablevision at its principal executive offices.

                           PURPOSE OF THIS PROSPECTUS

        This Prospectus relates to resales of, or offers to sell, if any, the Class A Common Stock of Cablevision received in restricted form or upon exercise of options granted under the First Amended and Restated 1996 Employee Stock Plan (the "Plan") by directors or employees of Cablevision who are deemed "affiliates" of Cablevision as the term "affiliate" is used in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act").


                                  RISK FACTORS

        Purchase of the Class A Common Stock involves various risks, including the following, which, together with the other matters set forth herein or in a supplement hereto or incorporated by reference herein, should be carefully considered by prospective investors.

        Substantial Indebtedness and High Degree of Leverage. The Corporation has incurred, and will continue to incur in the future, substantial indebtedness and issued substantial amounts of mandatorily redeemable preferred stock, primarily to finance acquisitions and expansion of its operations, to refinance outstanding indebtedness and, to a lesser extent, for investments in and advances to affiliates. The Corporation's consolidated debt plus the Corporation's 11 3/4% Series H Redeemable Exchangeable Preferred Stock and 11 1/8% Series M Redeemable Exchangeable Preferred Stock aggregated approximately $6.6 billion at December 31, 1998. See Note 5 of Notes to the Consolidated Financial Statements. As a result of the Corporation's high level of indebtedness and the significant amount of redeemable preferred stock, the Corporation has significant cash requirements to service indebtedness and to pay dividends and redemption amounts on redeemable preferred stock, increasing the Corporation's vulnerability to adverse developments in its business and adverse economic and industry conditions because although the Corporation's cash flow would decrease in such a scenario, the Corporation's required payments in respect of indebtedness and preferred stock will not.

        Net Losses and Stockholders' Deficiency. The Corporation reported net losses applicable to common stockholders for the years ended December 31, 1998, 1997 and 1996 of $448.5 million, $12.1 million and $459.9 million, respectively. Net losses are calculated by subtracting, without limitation, from gross revenues (i) operating expenses (including depreciation and amortization), (ii) interest expense, (iii) preferred stock dividends, (iv) other income and expenses and (v) net profit or loss from affiliate operations. As a cumulative result of these net losses, at December 31, 1998, the Corporation had a stockholders' deficiency of $2.6 billion. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges relating to the depreciation of assets obtained through, and debt incurred to finance, acquisitions. Interest expense and depreciation and amortization charges remained at a high level throughout 1996, 1997 and 1998 and will continue at high levels throughout 1999 and future years as a result of previously completed, pending and future acquisitions, expected capital expenditures and additional investments in the Corporation's programming operations and cable television plant. The Corporation expects expenses and depreciation relating to each new service offered to be particularly high in relation to the amount of revenues such new service will generate in its first years of operations, resulting in significant net losses each time the Corporation begins offering a new service or supporting a new business the Corporation acquires. The Corporation expects to continue incurring substantial losses for at least the next several years. See "Management's Discussion and Analysis--Liquidity and Capital Resources" in the Form 10-K.

        Intangible Assets. The Corporation had total assets at December 31, 1998 of approximately $7.1 billion on its consolidated balance sheet, of which approximately $3.2 billion were intangible assets, principally subscriber lists, franchises, excess costs over fair value of net assets acquired, deferred financing acquisition and other costs and deferred interest expense. It is possible that no cash would be recoverable from the voluntary or involuntary sale of these intangible assets.

        Need for Additional Financing. The Corporation's businesses require substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, the operation, maintenance and upgrade of the cable plant, the offering of new services and further participation in existing services, the funding of costs of cable programming services and other businesses prior to their becoming cash-flow positive, and the servicing, repayment or refinancing of its indebtedness and mandatorily redeemable preferred stock. The Corporation will require significant additional financing, through debt and/or equity issuances, to meet its capital expenditure plans and to pay the principal of and interest on its debt and to pay dividends and make redemption payments on its preferred stock. The Corporation also intends to incur additional costs to facilitate the startup of such adjunct businesses as high speed data service, digital video service and residential telephony. Depending upon the timing and scope of the rollout of these businesses, as to which the Corporation has made no definitive decision, the Corporation may require significant additional capital. Depending on the scope of the Corporation's participation in personal communications services ("PCS") and direct broadcasting satellite ("DBS") ventures, as to which the Corporation has made no definitive decision, significant additional capital may also be required for these businesses. The Corporation is not currently able to estimate the amounts of such capital expenditures, which would depend highly upon, among other things, the timing and scope thereof. There can be no assurance that the Corporation will be able to issue additional debt or obtain additional equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

        Future Capital Expenditures and Commitments. The Corporation intends to make substantial capital expenditures, including major system upgrades, with respect to its cable television systems over the next several years. In addition, the Corporation, through Rainbow Media Holdings, Inc. ("Rainbow Media") and its subsidiaries, has entered into numerous contracts relating to cable television programming, including rights agreements with professional and other sports teams. These contracts typically require substantial payments over extended periods of time. See Note 12 of Notes to the Consolidated Financial Statements for a discussion of commitments. For further commitments, see "--Need for Additional Financing."

        Voting Control by Majority Stockholders; Disparate Voting Rights. The following section describes the voting and ownership structure of Cablevision as of December 31, 1998. As of December 31, 1998, Charles F. Dolan beneficially owned and possessed sole voting power with respect to 945,477 shares or 0.9% of Cablevision's outstanding Class A Common Stock and 18,703,100 shares or 43.3% of Cablevision's outstanding Class B Common Stock. In addition, an aggregate of 4,534,024 shares or 10.5% of the outstanding Class B Common Stock were held by a grantor retained annuity trust (the "GRA Trust") established by Mr. Dolan for estate planning purposes. Mr. Dolan may be deemed to have beneficial ownership of the shares of Class B Common Stock held by the GRA Trust due to his right to reacquire the Class B Common Stock held by the GRA Trust by substituting other property of equivalent value, but, until such event, the GRA Trust, through its co-trustees (who are Mr. Dolan and his spouse), has the power to vote and dispose of the shares of Class B Common Stock held by it. As a result of his direct holdings and his beneficial ownership of the shares held by the GRA Trust, Mr. Dolan beneficially owned 945,477 shares or 0.9% of Cablevision's outstanding Class A Common Stock and 23,237,124 shares or 53.6% of Cablevision's outstanding Class B Common Stock. On a combined basis, these shares represented 17% of the total number of shares of both classes of Common Stock and 43.2% of the total voting power of the Common Stock. Other trusts established by Mr. Dolan for the benefit of certain Dolan family members, and as to which Mr. Dolan disclaims beneficial ownership, owned an additional 3,592,000 shares of Class A Common Stock or 3.3% of the Class A Common Stock and 19,987,712 shares of the Class B Common Stock or 46.2% of the Class B Common Stock and 37.6% of the total voting power of all classes of the Common Stock. As a result of this stock ownership, Dolan family members have the power to elect all the directors subject to election by holders of the Class B Common Stock, which directors constitute 75% of the entire Board of Directors of Cablevision. Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, Dolan family members may control stockholder decisions on matters in which holders of Class A and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of Cablevision's certificate of incorporation (the "Certificate of Incorporation") and the approval of fundamental corporate transactions, including mergers. In addition, because the affirmative vote or consent of the holders of at least

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66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve (i) the authorization of issuance of any additional shares of Class B Common Stock and (ii) any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which adversely affects the powers, preferences or rights of the Class B Common Stock, Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B Common Stock beneficially owned by the Dolan family members will not be modified as a result of any transfer of legal or beneficial ownership thereof. Dolan family members and other holders of Class B Common Stock are parties to a stockholders agreement with TCI Communications, which agreement provides for certain rights of and limitations on the Class B stockholders, TCI Communications, Inc. and Cablevision with respect to the Common Stock. The Dolan family will therefore be able to prevent or cause a change of control of the Corporation.

        Restrictive Covenants. Certain of the Corporation's debt instruments, including its principal bank credit agreement (the "Credit Agreement"), contain various financial and operating covenants which, among other things, require the maintenance of certain financial ratios and restrict the Corporation's ability to borrow funds from other sources and to utilize funds for various purposes, including investments in certain subsidiaries. Violation of the covenants in the Credit Agreement or in the indentures governing the Corporation's publicly-issued debentures and notes could result in a default under the Credit Agreement which would permit the bank lenders thereunder (i) to restrict the Corporation's ability to borrow undrawn funds under the Credit Agreement and
(ii) to accelerate the maturity of borrowings thereunder. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

        Risks Related to Regulation. The Corporation's cable television operations may be adversely affected by government regulation, the impact of competitive forces and technological changes. The Federal Communications Commission ( "FCC") and state and local governments extensively regulate the rates the Corporation may charge its customers for video services. They also regulate the Corporation in other ways that affect the daily conduct of its video delivery and video programming business, as well as its telephone business and possibly in the future, its high speed Internet access business. Any action by the FCC, the states of New York, New Jersey, Connecticut, Massachusetts or Ohio or concerted action by local regulators (the likelihood or extent of which cannot be predicted) could have a material financial effect on the Corporation. In 1992, Congress enacted the 1992 Cable Act, which represented a significant change in the regulatory framework under which cable television systems operate. In 1993 and 1994, the FCC ordered reductions in cable television rates. In 1995, a Federal appeals court upheld the material aspects of the FCC's rate regulation scheme. Congress subsequently enacted legislation (the "Telecommunications Act of 1996") that relaxes the regulation of cable television rates; however, the most significant rate regulation relaxation affecting the Corporation will occur after March 31, 1999. The regulation by local governments of basic cable rates will continue in most communities in which the Corporation operates after March 31, 1999. See "Business--Cable Television Operations--Competition" and "Business--Cable Television Operations--Regulation" in the Form 10-K.

        Risk of Competition. Cable operators compete with a variety of distribution systems, including broadcast television stations, DBS, multichannel multipoint distribution services ("MMDS"), satellite master antenna systems ("SMATV") and private home dish earth stations. For example, three DBS systems are now operational in the United States, some with investment by companies with substantial resources such as Hughes Electronics Corp.

        The 1992 Cable Act prohibits a cable programmer that is owned by or affiliated with a cable operator (such as Rainbow Media Holdings, Inc.) from unreasonably discriminating among or between cable operators and other multichannel video distribution systems with respect to the price, terms and conditions of sale or distribution of the programmer's services and from unreasonably refusing to sell any such service to any multichannel video programming distributor.

        The 1992 Cable Act regulates the ownership by cable operators of MMDS and SMATV. Under the Telecommunications Act of 1996, the cross-ownership provisions do not apply to any cable operator in a franchise area in which a cable operator faces competition from video programming distributors meeting certain statutory requirements. The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems" ("OVS"), a wired video delivery system similar to a cable television system that would not require a local cable franchise. Several OVS operators have sought to enter New York City, Boston and Westchester County, New York. RCN, an open video system operator that teams with electric utilities, is currently operating systems in Boston and parts of New York City that compete with the Corporation. Additional video competition to cable systems is possible from new wireless local multipoint distribution services ("LMDS") authorized by the FCC, for which spectrum was recently auctioned by the FCC.

        Competition from Telephone Companies. The 1984 Cable Act barred co-ownership of telephone companies and cable television systems operating in the same service areas. The Telecommunications Act of 1996 repeals this restriction and permits a telephone company to provide video programming directly to subscribers in its telephone service territory, subject to certain regulatory requirements, but generally prohibits a telephone company from acquiring an in-region cable operator, except in certain small markets under certain circumstances. Telephone companies (Ameritech Corp. in Ohio and Southern New England Telephone Co. in Connecticut) have obtained or applied for local franchises to construct and operate cable television systems in several communities in which the Corporation currently holds cable franchises, and in certain locations have

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commenced offering service. Neither the 1984 Cable Act nor the 1992 Cable Act bars a telephone company from acquiring cable systems outside its telephone service area. Several Regional Bell operating companies have purchased or made investments in such cable systems. See "Business--Cable Television Operations--Regulation" in the Form 10-K.

        Systems May Not Achieve Year 2000 Readiness. Y2K refers to the inability of certain computerized systems and technologies to recognize and/or correctly process dates beyond December 31, 1999. As a result of these issues, the potential exists for computer system failure or miscalculations by computer programs, which could cause disruption of the Corporation's operations. The Corporation's plan to identify and address Y2K issues is described in its Form 10-K for the year ended December 31, 1998.

        Many of the information technology ("IT") and non-IT systems that are necessary for the continued operation of the Corporation's businesses are dependent upon components that may not be Y2K compliant. While the Corporation's Y2K compliance program is designed to identify and remediate these systems in order to avoid interruption of its operations, there can be no assurance that the Corporation will be able to identify all noncompliant systems or successfully remediate all those that are identified. Failure of IT or non-IT systems that are necessary for the operation of the Corporation's businesses, including, without limitation, the Corporation's billing systems, addressable controller and converter systems, purchasing, finance and inventory systems, marketing databases and point of sale systems, could have a material adverse effect on the Corporation.

        The Corporation is dependent upon third-party products and services, such as utility services and programming uplinks, for the operation of the Corporation's businesses. While, as part of the Inventory and Assessment phase of the Corporation's Y2K program, the Corporation has contacted third-party product and service providers to ascertain whether Y2K compliance issues may exist, the Corporation has in many cases not received assurances from such suppliers. Moreover, in most cases the Corporation does not have the ability to verify any assurances received from third-party suppliers. If critical IT or non-IT systems used by such third-party suppliers fail as a result of a Y2K compliance issue, and as a result of such failure the ability of such supplier to continue to provide such product or service to the Corporation is interrupted, the ability of the Corporation to continue to provide its services to its customers may be interrupted. Such an interruption could have a material adverse effect on the Corporation. The Corporation intends to implement contingency plans to address those risks, although no such plans have yet been identified, and there can be no assurance that any such plan would resolve such problems in a satisfactory manner. In addition to the risks associated with failure of IT Systems due to Y2K problems, the failure of non-IT systems would pose significant risks to the Corporation. For example, the Corporation and its subsidiaries operate facilities for both employees and the public. Failure of the non-IT systems at such facilities could result in health and safety risks that could lead to the closure or

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unavailability of such facilities. This could result in lost revenues to the
Corporation and the risk of actions against the Corporation if the businesses of others are disrupted. Also, the failure of such non-IT systems could result in injury to individuals which could expose the Corporation to actions by or on behalf of such individuals.

        Risk of Non-Exclusive Franchises and Franchise Renewals. The Corporation's cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. The Corporation's business is dependent on its ability to obtain and renew its franchises. Although the Corporation has never lost a franchise as a result of a failure to obtain a renewal, its franchises are subject to non-renewal or termination under certain circumstances. In certain cases, franchises have not been renewed at expiration and the Corporation operates under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities. See "Business--Cable Television Operations--Franchises" in the Form 10-K.

        No Dividends Paid or to be Paid. Cablevision has never declared or paid dividends on any of its Common Stock and has no intention to pay cash dividends on such stock in the foreseeable future. In addition, certain debt instruments to which the Corporation is a party contain covenants which effectively prohibit the payment of such dividends.

        Shares Eligible for Future Sale. On March 31, 1999, 108,581,934 shares of Class A Common Stock were outstanding. Cablevision has granted to each of Mr. Dolan, certain Dolan family interests, the Dolan Family Foundation, John Tatta, a director of CSC Holdings, Inc. and Cablevision, and certain Tatta family interests registration rights with respect to 2,647,405 shares of Class A Common Stock held by them on such date, as well as with respect to 43,126,836 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. The direct or indirect subsidiaries of Tele-Communications, Inc. holding Class A Common Stock have certain registration rights with respect to such shares of Class A Common Stock. Sales of a substantial number of shares of Class A Common Stock or Class B Common Stock could adversely affect the market price of the Class A Common Stock and could impair the Corporation's future ability to raise capital through an offering of its equity securities.


                                 USE OF PROCEEDS

        The Shares may be sold hereunder from time to time by the Selling Stockholders, and Cablevision will not receive any of the proceeds from such sales.

                              SELLING STOCKHOLDERS

        The Shares may be offered from time to time by each individual Selling Stockholder listed in the table below up to the amount set forth opposite such individual's name under the column captioned "Shares of Class A Common Stock to be Offered Hereby" or such additional amount as shall be set forth in a supplement or supplements to this Prospectus or by such other employees of Cablevision as may be named in a supplement or supplements to this Prospectus. The following table sets forth the relationship which each such individual Selling Stockholder has had with Cablevision during the past three years, the number of shares of Class A Common Stock which each such individual owns or for which such individual holds options pursuant to the Plan and which may be offered hereby, the number of shares of Class A Common Stock owned by such individual and the number of options to purchase shares of Class A Common Stock which such individual holds other than pursuant to the Plan.

        Because each Selling Stockholder may offer some or all of the Shares pursuant to the offerings contemplated by this Prospectus, because the offerings of the Shares are not necessarily being made on a firm commitment basis and because each Selling Stockholder could purchase additional Class A Common Stock from time to time, no estimate can be given as to the amount of Class A Common Stock that will be held by the Selling Stockholders after completion of this offering. See "Plan of Distribution".

                                                     SHARES OF        SHARES OF
                                                      CLASS A          CLASS A
                                                    COMMON STOCK    COMMON STOCK
                                                   TO BE OFFERED      CURRENTLY
   NAME                     POSITION                  HEREBY*           OWNED**
------------------   --------------------------    -------------    ------------

Margaret Albergo     Senior Vice President              33,336          22,138
                       Planning and Performance

William J. Bell      Vice Chairman and                 350,000         255,526
                       Director

Marc A. Lustgarten   Vice Chairman and                 360,000         265,052
                       Director

----------

*    Certain of the employee stock options are not yet exercisable.
**   Including shares under options to purchase Class A Common Stock.

                                                     SHARES OF        SHARES OF
                                                      CLASS A          CLASS A
                                                    COMMON STOCK    COMMON STOCK
                                                   TO BE OFFERED      CURRENTLY
   NAME                     POSITION                  HEREBY*           OWNED**
------------------   --------------------------    -------------    ------------

Robert S. Lemle      Executive Vice President,         317,600         334,606
                     General Counsel,
                     Secretary and Director
Andrew Rosengard     Executive Vice President,          46,668          23,336
                     Financial Planning and
                     Controller
Sheila A. Mahony     Senior Vice President,             55,000          32,253
                     Communications and
                     Public Affairs and Director


                              PLAN OF DISTRIBUTION

        Any of or all of the Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, at the time a particular offer of Shares is made a supplement to this Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

        The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

        Cablevision is paying certain expenses (not including commissions of dealers or agents) incident to the offering and sale of the Shares to the public, which are estimated to

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be approximately $20,000. If and when Cablevision is required to update this
Prospectus, it may incur additional expenses in excess of the amount estimated above.

        In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is met.

        Pursuant to the Plan, Cablevision agreed to use its best efforts to keep the Registration Statement of which this Prospectus forms a part continuously effective for a period of at least two years from the date the Shares were issued by Cablevision. Cablevision has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. See "Statement of Indemnification".


                                     EXPERTS

        The consolidated financial statements and schedule of Cablevision Systems Corporation and its subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 that are included in the Form 10-K, which are incorporated in this Prospectus by reference have been incorporated herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                        VALIDITY OF CLASS A COMMON STOCK

        The validity of shares of Class A Common Stock offered hereby has been passed upon for Cablevision by Robert S. Lemle, Esq., Executive Vice President, General Counsel and Secretary of Cablevision. As of the date of this Prospectus, Mr. Lemle owned 44,870 shares of Class A Common Stock and held options to purchase 287,600 shares of Class A Common Stock pursuant to the Plan and other options to purchase an additional 98,000 shares of Class A Common Stock.


                          STATEMENT OF INDEMNIFICATION

        Under provisions of the Certificate of Incorporation of Cablevision, each person who is or was a director or officer of Cablevision shall be indemnified by Cablevision to

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the fullest extent permitted by Section 145 of the General Corporation Law of
Delaware. Section 145 provides that a corporation shall have the power to indemnify an agent, officer or director who was or is threatened to be made a party to any proceedings, against certain expenses, judgments, fines, settlements and other accounts under certain circumstances. The By-laws of Cablevision provide that the Board of Directors may advance expenses incurred by an officer or director in defending certain proceedings upon receipt of an undertaking to repay such amount under certain circumstances. At the annual meeting held on September 23, 1987, the stockholders of Cablevision authorized and approved a form of Indemnification Agreement. Cablevision has entered into such Indemnification Agreement with approximately 15 officers and directors of Cablevision. Such Indemnification Agreement provides that Cablevision will, subject to certain exceptions, indemnify each such person in respect of losses or expenses incurred as a result of threatened, pending or completed actions or proceedings involving such person and relating to such person's service as an officer or director of Cablevision, including losses and expenses in respect of actions or proceedings brought under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling Cablevision pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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